May 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attention: Jeff Jaramillo, Accounting Branch Chief

Dear Mr. Jaramillo:

OmniVision Technologies Inc.

Form 10-K for the fiscal year ended April 30, 2011 — Filed June 29, 2011

Form 10-Q for the fiscal quarter ended October 31, 2011 — Filed December 9, 2011

File No. 000-29939

We write in response to the further comments from the staff of the Securities and Exchange Commission (the “Staff”) provided to us during our phone conversations on April 25, 2012 and April 26, 2012, relating to the Annual Report on Form 10-K filed by OmniVision Technologies, Inc. (“OmniVision” or the “Company”) for its fiscal year ended April 30, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for its fiscal quarter ended October 31, 2011, and to our letter dated March 13, 2012.

In this letter, we have denoted the Staff’s comments from our phone conversations in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and the Form 10-Q.

* * * * * * * *

Form 10-Q For the Quarterly Period Ended October 31, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 6 — Acquisition of Production Operations from VisEra, page 11

1.     Referencing our phone conversation on April 25, 2012, we request that you provide further detail to show the mechanics of the Company’s accounting for the acquisition of the CameraCube production operations from VisEra. In particular, please demonstrate how the benefit from the acquisition of $8.6 million is separate and distinct from the amount of equity income from VisEra that you have included in ‘Cost of revenues.’

The following summary shows the steps involved in the Company’s accounting for the purchase of the CameraCube production operations from VisEra (VisEra Holding Company consolidated with VisEra Technologies Company Ltd.)  (in thousands):

Step 1:    Purchase price allocation as recorded by the Company on October 31, 2011, upon gaining control of the CameraCube production operations:

Dr.	Machinery and equipment	$22,618
Dr.	Core technology	11,200
Dr.	Goodwill	9,105
Cr.	Purchase consideration (cash and payable)		42,923

Step 2:    Recording share of income from VisEra in “Cost of revenues” in accordance with the equity method of accounting:

Dr.	Investment in VisEra	$15,190
Cr.	Equity income from VisEra (normal operations)		6,564
Cr.	Equity income from VisEra (gain from sale of CameraCube production operations)		8,626

The entry reflects the Company’s 49.1% ownership in VisEra.

Step 3:    Elimination of intercompany gain from the sale of the CameraCube production operations to OmniVision:

Dr.	Equity income from VisEra (gain from sale of CameraCube production operations)	$8,626
Cr.	Machinery and equipment/Core technology/Goodwill		8,626

The elimination of intercompany gain from the sale of the CameraCube production operations is consistent with ASC 323-10-35-7/8, which requires elimination of intercompany profits on assets still remaining on the books of the investor.

Step 4:    Elimination of unrealized intercompany profits captured in on-hand inventory at period-end, pertaining to color-filter services procured from VisEra:

Dr.	Equity income from VisEra (normal operations)	$2,616
Dr.	Deferred tax assets	1,076
Cr.	Inventory		3,692

The adjustment of the Company’s inventory carrying value by its share of profits as earned by VisEra on the intercompany service sales is consistent with ASC 323-10-35-7/8, which requires elimination of intercompany profits on assets remaining on the books of the investor that were acquired in transactions with companies accounted by the equity method. Comparable entries are made each period.

Step 5:    Recording the acquisition-date fair value remeasurement gain of our previously held interest in the acquired CameraCube business, as described in our previous response letter:

Dr.	Machinery and equipment/Core technology/Goodwill	$8,626
Cr.	Benefit from acquisition of production operations from VisEra		8,626

As such, the net amount of equity income from VisEra that we recorded in “Cost of revenues” for the six-month period ended October 31, 2011 was $3.9 million ($6.5 million recorded in step 2, less the $2.6 million elimination entry recorded in step 4). This amount excludes our acquisition-date fair value remeasurement gain of $8.6 million, which we have reported separately as “Benefit from acquisition of production operations from VisEra.”

Note 5 — Long-term Investments, page 9

VisEra Technologies Company, Ltd., page 9

2.     Referencing our phone conversation on April 26, 2012, we request that you provide additional information on VisEra’s business. Please address the following:

•      Clarify for us VisEra’s business services. Specifically, we would like to understand how VisEra’s business is broken down between services provided to OmniVision and services provided to other unrelated third parties.

VisEra is principally engaged in the provision of color filter manufacturing services to image sensor companies. As a customer of VisEra, OmniVision accounts for substantially all of VisEra’s color filter related revenues. Prior to the sale of its CameraCube production operations to OmniVision, VisEra also provided CameraCube assembly services to OmniVision on an exclusive basis. Lastly, VisEra provides high-power LED packaging services to other companies, although this is a very small portion of VisEra’s overall revenue.

For the nine-month period ended January 31, 2012, a summary of VisEra’s revenues by component is as follows:

	Related to OmniVision	Related to Third Parties	Total
Color filter manufacturing	93.4%	2.2%	95.6%
CameraCube assembly services	2.8%	0.0%	2.8%
LED packaging	0.0%	1.6%	1.6%
	96.2%	3.8%	100.0%

•      Provide classified income statements of VisEra and the associated intercompany eliminations between OmniVision and VisEra, for fiscal 2011 and the nine-month period ended January 31, 2012.

The following condensed consolidated financial statements reflect VisEra’s statements of operations for the twelve months ended April 30, 2011 and the nine-month period ended January 31, 2012. The elimination of all intercompany transactions between the Company and VisEra are shown separately. The statements illustrate what we have disclosed in our filings as our share of equity income from VisEra and the total effect of the equity income on our “Cost of revenues” for the periods indicated.

	Twelve Months Ended April 30,	Elim Interco
	2011	Profits(1)	Net
	(in thousands)
Consolidated Statements of Operations:
Revenues	$115,086	$—	$115,086
Cost of revenues	86,931	720	87,651
Gross profit	28,155	(720)	27,435
Operating expenses:
Research, development and related	4,982	—	4,982
Selling, general and administrative	6,378	—	6,378
Total operating expenses	11,360	—	11,360
Income from operations	16,795	(720)	16,075
Interest income, net	212	—	212
Other income, net	6,844	—	6,844
Income before income taxes	23,851	(720)	23,131
Provision for income taxes	3,435	—	3,435
Net income	20,416	(720)	19,696
Net income attributable to noncontrolling interest	2,331	(82)	2,249
Net income attributable to VisEra Holding Company	$18,085	$(638)	$17,447
OmniVision Technologies, Inc.’s portion:	× 49.14%		× 49.14%
Equity income	$8,887
Net effect on Cost of revenues, including elimination of unrealized intercompany profits			$8,573

	Nine Months Ended January 31,		Elim CameraCube		Elim Interco
	2012		Sale(2)	Total	Profits(1)	Net
	(in thousands)
Consolidated Statements of Operations:
Revenues	$100,251		$—	$100,251	$—	$100,251
Cost of revenues	70,706		—	70,706	2,637	73,343
Gross profit	29,545		—	29,545	(2,637)	26,908
Operating expenses:
Research, development and related	4,153		—	4,153	—	4,153
Selling, general and administrative	4,902		—	4,902	—	4,902
Total operating expenses	9,055		—	9,055	—	9,055
Income from operations	20,490		—	20,490	(2,637)	17,853
Interest income, net	644		—	644	—	644
Other income (expense), net	25,216		(27,522)	(2,306)	—	(2,306)
Income before income taxes	46,350		(27,522)	18,828	(2,637)	16,191
Provision for income taxes	11,332		(7,576)	3,756	—	3,756
Net income	35,018		(19,946)	15,072	(2,637)	12,435
Net income attributable to noncontrolling interest	4,018		(2,393)	1,625	(316)	1,309
Net income attributable to VisEra Holding Company	$31,000	*	$(17,553)	$13,447	$(2,321)	$11,126
OmniVision Technologies, Inc.’s portion:				× 49.14%		× 49.14%
Equity income				$6,608
Net effect on Cost of Revenues, including elimination of unrealized profits						$5,467

(1)       The elimination of unrealized intercompany profits captured in OmniVision’s on-hand inventory at period-end, pertaining to color-filter services procured from VisEra.

(2)       The elimination of gain from the sale of the CameraCube production operations to OmniVision.

*          For the nine-month period ended January 31, 2012, in disclosing VisEra’s summarized income statement information under Regulation S-X Rule 10-1(b), we inadvertently disclosed a net income amount of $31.5 million instead of $31.0 million. This did not affect our equity method accounting for VisEra or its net effect on our “Cost of revenues.”

The Company acknowledges that:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel, in the envelope provided.

Please direct any further questions or comments to me at (408) 653-3139, or to our Senior Vice President of Global Management and General Counsel, Ms. Y. Vicky Chou at (408) 567-3005.

Sincerely,

OmniVision Technologies, Inc.

/s/ Anson Chan
Anson Chan
Vice President Finance and Chief Financial Officer